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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 29606

SHARPE RESOURCES CORPORATION (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____X____        Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes____X__ No___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)
Date: July 27, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

SHARPE RESOURCES CORPORATION

C.U.S.I.P # TSX.H : SHO

LISTED STANDARD & POORS OTCBB : SHGPF

SHARPE CLOSES OPTION TO PURCHASE AGREEMENT FOR 100 PERCENT INTEREST IN 17,000 ACRES OF COAL AND COAL GAS RIGHTS IN PRESTON COUNTY, WEST VIRGINIA

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, JULY 5, 2006, SHARPE RESOUCES CORPORATION: (SHO.H) The Company has closed an option agreement to purchase a 100% interest in the coal and coal gas rights to approximately 17,000 acres in Preston County, West Virginia. The purchase option involves several payments including $250,000 to exercise the option to purchase. A final payment of $100,000 is to be paid within 180 days of the purchase option agreement date.

The property involves approximately six (6) separate coal seams to include the Bakerstown, Upper Freeport, Lower Freeport, Upper Kattanning and Lower Kattanning followed by the deeper Clarion coal seam. Some of the Upper Freeport coal has been mined previously on this property. Sharpe has completed an evaluation of the coal resources on the property with the help of an independent coal resource consulting firm.

This property offers an excellent opportunity for development of a large coalbed methane (CBM) program encompassing the ability to drill and complete a several hundred well drilling program. Additionally the coal resources are potentially mineable, as indicated some of these coal resources have been mined previously. In addition to the CBM program, this effort will include the evaluation and selection of coal mining contractor/operators interested in developing the open pit and underground coal resource potential on this property. The Company has been contacted by a coal operator with an interest in developing some of the coal acreage.

The coal gas potential will involve the initial drill testing of test wells on the property over the next 6 months in an effort to establish methane production from the deeper coal seams to include the Upper and Lower Kattanning seams.

The Company is evaluating the possibility of acquiring additional coal resource acreage in this area, property that adjoins Sharpe’s current land position.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at sharpe-resources.com